Exhibit 99.3

Statutory Financial Statements

Oculis Holding AG

for the period October 31, 2022 - December 31, 2023

Oculis Holding AG Zug Report of the statutory auditor to the General Meeting on the financial statements 2023

Report of the statutory auditor

to the General Meeting of Oculis Holding AG

Zug

Report on the audit of the financial statements

Opinion

We have audited the financial statements of Oculis Holding AG (the Company), which comprise the balance sheet as of December 31, 2023, and the profit and loss statement for the period from October 31, 2022 to December 31, 2023, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements comply with Swiss law and the Company’s articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the financial statements' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview	Overall materiality: CHF 3,000 thousand

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the Company, the accounting processes and controls, and the industry in which the Company operates.

As key audit matter the following area of focus has been identified: Accounting impact related to the De-SPAC transaction

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or

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error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Overall materiality	CHF 3,000 thousand
Benchmark applied	Total assets
Rationale for the materiality benchmark applied

We chose total assets as the benchmark, because, in our view, it is the benchmark against which the performance of the Company, which has limited operating activities and which mainly holds investments in subsidiaries and intra-group loans, is most commonly measured, and it is a generally accepted benchmark for holding companies.

We agreed with the Audit Committee that we would report to them misstatements above CHF 300 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Accounting impact related to the De-SPAC transaction

Key audit matter	How our audit addressed the key audit matter

As described in Notes 2, 3, 5 and 8 to the financial statements, as of March 2, 2023, a capital reorganization took place within the Company as a result of the merger with European Biotech Acquisition Corp. (“EBAC”), and resulted in the listing of Oculis Holding AG on the NASDAQ.

Management concluded that the contribution of EBAC and Oculis SA (“Legacy Oculis”) into Oculis Holding AG is recognized at Fair Market Value for CHF 289,877 thousand. Besides, earnout shares issued to Legacy Oculis’ shareholders are recognized as an increase of the share capital of the Company for CHF 38 thousand. Lastly, management assessed that the dividend income of CHF 69,251 thousand received by the Company from Oculis Merger Sub II should be recorded as an extraordinary income.

Addressing the matter involved performing procedures and evaluating audit evidence. These procedures included, among others:

-
obtaining a detailed understanding of the transaction through review of management’s reorganization step-plan and how this was effectuated through the associated accounting entries;
-
tracing the details of the accounting entries to the underlying agreements and cash movements as applicable; and review of the accounting treatment under Swiss Code of Obligations;
-
we assessed, with the support of financial reporting specialists (i) the accounting treatment of the contributions of EBAC and Oculis SA into the

3 Oculis Holding AG | Report of the statutory auditor to the General Meeting

The principal considerations for our determination that performing procedures relating to the accounting impact related to the De-SPAC transaction is a key audit matter are the significant complexities of the overall transaction that required a high degree of Swiss Code of Obligations knowledge. This in turn led to a high degree of audit effort in applying procedures relating to the accounting impact of : (i) the contributions of EBAC and Oculis SA into the Company followed by the merger between Oculis SA and Oculis Operations Sàrl, (ii) the issuance of warrants, earn-outs and ESOP 2023 replacement stock-options by the Company and (iii) the accounting for dividend payment received by the Company from Oculis Merger Sub II.

Company followed by the merger between Oculis SA and Oculis Operations Sàrl, (ii) the accounting treatment of the issuance of warrants, earn-outs and replacement stock-options by the Company and (iii) the accounting for dividend payment received by the Company from Oculis Merger Sub II.

On the basis of the procedures performed, we consider that the conclusions drawn by management regarding the accounting impact related to the De-SPAC transaction were reasonable.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor’s reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of financial statements in accordance with the provisions of Swiss law and the Company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is

4 Oculis Holding AG | Report of the statutory auditor to the General Meeting

higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
•
Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the financial statements.

We further confirm that the proposed carry forward of the accumulated losses complies with Swiss law and the Company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Alex Fuhrer
Licensed audit expert Auditor in charge	Licensed audit expert

Lausanne, March 19, 2024

5 Oculis Holding AG | Report of the statutory auditor to the General Meeting

Oculis Holding AG, Zug

Oculis Holding AG, Zug

Balance Sheet

(in CHF thousands)

		As of December 31,	As of October 31,
Assets	Note	2023	2022

Current assets
Cash and cash equivalents		464	100
Other current receivables		2,145	-
From third parties		175	-
From group subsidiaries		1,970	-
Prepaid expenses		571	-

Total current assets		3,180	100

Non-current assets
Loans to group subsidiaries	6	115,033	-
Investments	7	191,067	-

Total non-current assets		306,100	-

Total assets		309,280	100

		As of December 31,	As of October 31,
Liabilities and shareholders' equity	Note	2023	2022

Current liabilities
Trade payables		1,959	-
To third parties		29	-
To group subsidiaries		1,930	-
Other short-term liabilities		7	-
Accrued expenses		506	-

Total current liabilities		2,472	-

Non-current liabilities
Other long-term liabilities due to third parties		378

Total non-current liabilities		378	-

Shareholders' equity
Share capital	8	404	100
Statutory capital reserves		347,424	-
Reserves from capital contribution	8	237,187	-
Other statutory capital reserves	8	110,237	-
Loss of the period		(41,398)	-

Total shareholders' equity		306,430	100

Total liabilities and shareholders' equity		309,280	100

The accompanying notes form an integral part of the financial statements.

Oculis Holding AG, Zug

Profit and loss statement for the period October 31, 2022 - December 31, 2023

(in CHF thousands)

	Note	From October 31, 2022 to December 31, 2023

Other operating expenses		(9,311)
Operating expenses		(9,311)

Operating loss		(9,311)

Financial income	4	1,930
Financial expense	4	(4,458)
Loss before extraordinary items		(11,839)

Extraordinary income	5.1	69,251
Extraordinary expense	5.2	(98,810)

Loss before taxes		(41,398)

Direct taxes		-

Loss of the period		(41,398)

The accompanying notes form an integral part of the financial statements.

Oculis Holding AG, Zug

NOTES TO THE STATUTORY FINANCIAL STATEMENTS

1. GENERAL INFORMATION

Oculis Holding AG (the "Company" or "Oculis") is a stock corporation (Aktiengesellschaft) with its registered office at Bahnhofstrasse 7, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland in accordance with article 620 et seq. of the Swiss Code of Obligations ("SCO") and registered as of October 31, 2022.

As of December 31, 2023, the Company controls directly or indirectly six wholly-owned subsidiaries:

•
Oculis Operations GmbH ("Oculis Operations") with its registered office in Lausanne, Switzerland, which was incorporated in Zug, Switzerland on December 27, 2022, which controls four wholly-owned subsidiaries:
o
Oculis ehf ("Oculis Iceland"), which was incorporated in Reykjavik, Iceland on October 28, 2003,
o
Oculis France Sàrl ("Oculis France") which was incorporated in Paris, France on March 27, 2020,
o
Oculis US, Inc. ("Oculis US"), which was incorporated in Delaware, USA, on May 26, 2020,
o
Oculis HK, Limited ("Oculis HK") which was incorporated in Hong Kong, China on June 1, 2021
•
Oculis Merger Sub II Company ("Merger Sub 2") which was incorporated in the Cayman Islands on January 3, 2023 (see Note 5.1).

The Company and its wholly-owned subsidiaries form the Oculis Group (the "Group"). Prior to the Business Combination (as defined in Note 2), Oculis SA ("Legacy Oculis"), which was incorporated in Lausanne Switzerland on December 11, 2017, and its wholly-owned subsidiaries Oculis Iceland, Oculis France, Oculis US and Oculis HK formed the Oculis group. On July 6, 2023, Legacy Oculis merged with and into Oculis Operations, and the separate corporate existence of Legacy Oculis ceased. Oculis Operations is the surviving company and remains a wholly-owned subsidiary of Oculis.

The purpose of the Company is the research, study, development, manufacture, promotion, sale and marketing of biopharmaceutical products and substances as well as the purchase, sale and exploitation of intellectual property rights, such as patents and licenses, in the field of ophthalmology. As a global biopharmaceutical company, Oculis is developing treatments to save sight and improve eye care with breakthrough innovations. The Company’s differentiated pipeline includes candidates for topical retinal treatments, topical biologics and disease modifying treatments.

2. SIGNIFICANT EVENTS IN THE CURRENT REPORTING PERIOD

Business combination with European Biotech Acquisition Corp (“EBAC”)

On March 2, 2023, the Company consummated a business combination with EBAC (the “Business Combination”) pursuant to the Business Combination Agreement ("BCA") between Legacy Oculis and EBAC dated as of October 17, 2022. The Company received gross proceeds of CHF 97.6 million or $103.7 million comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement ("PIPE") investments and conversion of notes issued under Convertible Loan Agreements (“CLA”) into Oculis' ordinary shares. In connection with the Business Combination, Oculis was listed on the Nasdaq Global Market with the ticker symbol "OCS" for its ordinary shares and “OCSAW” for its public warrants.

Public offering of ordinary shares

On May 31, 2023, the Company entered into an underwriting agreement with BofA Securities Inc. and SVB Securities, LLC, as representatives of several underwriters, and on June 5, 2023, closed the issuance and sale in a public offering of 3,500,000 ordinary shares at a public offering price of CHF 10.45 or $11.50 per share, for total gross proceeds of CHF 36.6 million or $40.3 million before deducting underwriting discounts, commissions and offering expenses.

In addition, the Company granted the underwriters an option to purchase additional ordinary shares which was partially exercised on June 13, 2023, leading to an additional purchase of 154,234 ordinary shares and gross proceeds of CHF 1.6 million or $1.7 million before deducting underwriting discounts, commissions and offering expenses. After giving issuance to these additional shares, Oculis sold a total of 3,654,234 ordinary shares in the offering for aggregate gross proceeds of CHF 38.2 million or $42.0 million, before deducting underwriting discounts, commissions and offering expenses. All of the underwriters' unexercised options to purchase additional shares expired on June 30, 2023.

3. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The statutory Financial Statements of Oculis, with registered office in Zug, Switzerland, were prepared according to the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). Where not prescribed by law, the significant accounting and valuation principles applied are described below. The Financial Statements are established from company incorporation on October 31, 2022 to the reporting date as of December 31, 2023.

Oculis is presenting its Consolidated Financial Statements according to IFRS ("IFRS Accounting Standards"). As a result, Oculis has applied the exemption included in art. 961d of the Swiss Code of Obligations and has not included additional disclosures and a cash flow statement in its statutory Financial Statements.

Going concern

Oculis accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, as well as government research and development grants. The recent Business Combination with EBAC and the listing in NASDAQ early in March 2023 raised funding to secure business continuity as explained under Note 2. In May and June 2023, the Company raised additional capital via a public offering. The Board of Directors believes that the Group has the ability to meet its financial obligations for at least the next 12 months.

Cash and cash equivalents

Cash and cash equivalents are valued at nominal value.

Investments

Investments are initially recognized at cost, assessed annually for impairment triggers, and adjusted to their recoverable amount as needed.

Loans to group subsidiaries

Short and long term loans to Oculis Group subsidiaries are valued at nominal value under consideration of any impairment if needed.

Foreign currency

The Company's books are expressed in Swiss Francs (CHF). During the year, transactions denominated in foreign currencies are converted into Swiss Francs at the rate in effect at the transaction date. At year-end, assets and liabilities denominated in foreign currencies are converted into Swiss Francs using the year-end exchange rates. Realized and unrealized exchange gains and losses are recorded net as financial income or financial expenses.

Warrants

Liabilities related to warrants are recorded at nominal value. Given warrants have no nominal or intrinsic value, these are not recognized in the statutory Financial Statements. When holders of warrants exercise their rights to purchase Oculis shares, this transaction does not lead to any outflows from Oculis.

Earnout consideration

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post-acquisition closing share price targets of Oculis of CHF 12.62 or $15.00, CHF 16.83 or $20.00 and CHF 21.04 or $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “Earnout period”). A given share price target described above will also be deemed to be achieved if there is a change of control, as defined in the BCA, transaction of Oculis during the earnout period.

The earnout shares have been registered in the Registry of Commerce and are included in the number of outstanding shares as of December 31, 2023. The earnout shares are recorded at nominal value. Upon meeting the criteria, Oculis will not further increase its reserve from capital contribution.

4. FINANCIAL INCOME AND EXPENSE

Foreign exchange gain / (losses) reported into financial income and expenses are presented net per currency.

(in CHF thousands)	From October 31, 2022 to December 31, 2023
	Income	Expenses
Interest	1,930	(339)
Net foreign exchange gain / (loss)	-	(4,119)
Total	1,930	(4,458)

5. EXTRAORDINARY INCOME AND EXPENSE

(in CHF thousands)	From October 31, 2022 to December 31, 2023
	Income	Expenses
Dividend from Merger Sub II (Note 5.1)	69,251	-
Impairment of Merger Sub II Financial investment (Note 5.2)	-	(98,810)
Total Extraordinary income / (expense)	69,251	(98,810)

5.1 Intra-group loan and dividend payment from Merger Sub II

Following the Business Combination and gross proceeds raised through the trust merger and PIPE financing by Merger Sub II (former EBAC), Oculis entered into a loan with its wholly owned subsidiary on March 3, 2023 in the amount of CHF 69.5 million for the purpose of developing Oculis business activities.

In connection with the ongoing process of dissolution of Merger Sub II, the Board of Directors of Merger Sub II and Oculis approved a dividend in favor of the shareholder Oculis in an amount of CHF 69.3 million (the "Dividend"), whereby such dividend was made effective as August 9, 2023, by way of a set-off declaration dated August 9, 2023, as further clarified on February 13, 2024. The payment of the Dividend was satisfied by offsetting the balance of the loan of CHF 69.3 million (initial loan of CHF 69.5 million minus CHF 0.2 million resulting from payments which Oculis has made on behalf of Merger Sub II). The loan is considered to have been repaid in full and there are no amounts outstanding under the Loan Agreement. Oculis recognized an extraordinary income of CHF 69.3 million in its Statement of loss.

5.2 Impairment of financial investment Merger Sub II

As per the contribution agreement signed between Oculis and EBAC on March 2, 2023, the transfer price of the contribution in kind of Merger Sub II (former EBAC) in exchange of 10,489,371 shares of Oculis amounted to CHF 98.8 million or $104.9 million. Following the Dividend payment and offset of the intra-group loan, the intrinsic value of the Merger Sub II entity was nil given all the cash raised during the Business Combination was transferred to Oculis. As a result, Oculis Management recognized the full impairment of its financial investment leading to an extraordinary expense of CHF 98.8 million.

6. LOAN TO GROUP SUBSIDIARIES

The following table presents the intra-group loan between Oculis and its subsidiary Oculis Operations as of December 31, 2023:

Original Borrower	Start date	Repayment date	USD	EUR	CHF	Total CHF

Oculis Operations GmbH	March, 2023	December, 2027	30,772	8,815	80,950	115,033

Total Intra-group loans			30,772	8,815	80,950	115,033

These loans were made to support the Group's clinical and business development activities and bears interest using the rate published by the Swiss federal Tax Administration for CHF, USD and Euro denominated loans to shareholders and intercompany entities.

7. INVESTMENTS

As of December 31, 2023, the Company had six direct and indirect subsidiaries. The following table describes the principal subsidiaries, the countries of incorporation and the percentage of ownership and voting interest held by the Company.

		Share in Capital
Company	Domicile	% of capital and vote	Direct/indirect	Main activities
Oculis Operations GmbH	Switzerland	100%	Direct	Business and clinical development
Oculis Merger Sub II Company	Cayman Islands	100%	Direct	Financing
Oculis ehf	Iceland	100%	Indirect	Research, business and clinical development
Oculis France Sarl	France	100%	Indirect	Research, business and clinical development
Oculis US Inc	USA	100%	Indirect	Business and clinical development
Oculis HK, Limited	Hong Kong	100%	Indirect	Business and clinical development

8. SHARE CAPITAL AND STATUTORY CAPITAL RESERVES

Share capital

As of December 31, 2023, the Company had a share capital of CHF 404,437.00. The Company's share capital consists of 40,443,700 shares with a nominal value of CHF 0.01, of which, 262,098 new shares will be registered in the commercial register in the first quarter of 2024 for 2023 share activities.

In CHF thousands, except for the number of shares	Shares	Share capital	Reserve from capital contribution	Other capital reserves	Share capital & Statutory capital reserves
October 31, 2022
Incorporation of the Company	10,000,000	100	-	-	100
Issuance new shares	25,682,186	257	-	-	257
Cancellation initial shares	(35,682,186)	(357)	-	-	(357)
In connection with BCA
Contribution of Legacy Oculis into Oculis Holding	20,277,002	203	112,380	78,426	191,009
Convertible Loan Agreement	1,967,000	20	18,348		18,368
Issuance of earnout shares to Legacy Oculis shareholders	3,793,995	38	-	-	38
Contribution of EBAC into Oculis Holding	10,489,371	105	66,894	31,811	98,810
Public offering / Follow-on financing	3,654,234	36	37,767	-	37,803
Shares issued for exercise of options	112,942	1	273	-	274
Shares issued for exercise of warrants	149,156	1	1,525	-	1,526
December 31, 2023	40,443,700	404	237,187	110,237	347,828

Contribution of Legacy Oculis into Oculis

As per contribution agreement signed on the account of Legacy Oculis shareholders and Oculis on March 2, 2023, the transfer price of the contribution in kind of shares in Legacy Oculis in exchange of 20,277,002 shares in Oculis amounted to CHF 191.0 million, considering a price per share of CHF 9.42 or $10.00 and CHF 38.0 thousands as par value of the granted earn-outs to former Legacy Oculis shareholders.

Convertible Loan Agreement

In connection with the BCA, Legacy Oculis and the investor parties thereto entered into CLAs pursuant to which the investor lenders granted Legacy Oculis a right to receive an interest free convertible loan. Following the Business Combination, Oculis assumed the CLAs and the lenders exercised their conversion rights in exchange for 1,967,000 ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 18.4 million or $19.7 million.

Earnout shares

As a result of the BCA, Legacy Oculis “equity holders” received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

Contribution of EBAC into Oculis

As per contribution agreement signed on the account of EBAC shareholders and Oculis on March 2, 2023, the transfer price of the contribution in kind of shares in EBAC in exchange of 10,489,371 shares in Oculis amounted to CHF 98.8 million, considering a price per share of CHF 9.42 or $10.00.

Public follow-on financing

On June 5 and 13, 2023, the Company closed the issuance and sale in a public offering of 3,654,234 ordinary shares at a public offering price of CHF 10.45 or $11.50 per share, for total gross proceeds of CHF 38.2 million, before deducting underwriting discounts, commissions and offering expenses (refer to Note 2). This capital increase was made using the capital band.

Reserves from capital contribution

As of December 31, 2023, the reserves from capital contribution amounted to CHF 237.2 million. The Swiss Federal Tax administration has not yet confirmed the amount of reserves from capital contributions for 2023 in the sense of art. 20 para. 3 of the Federal Act on Direct Federal Taxation.

Capital band

The Company has a capital band between CHF 365,273.68 (lower limit) and CHF 543,684.52 (upper limit). The Company may effect an increase of the Company’s share capital in a maximum amount of CHF 178,410.84 by issuing up to 17,841,084 ordinary shares with a par value of CHF 0.01 each out of the Company’s capital band. The Board of Directors is authorized to increase the share capital up to the upper limit or decrease the share capital up to the lower limit at any time and as often as required until March 2, 2028. In Q2 2023, 3,654,234 shares were issued from this capital band.

Conditional share capital

The conditional capital at December 31, 2023 amounts to a maximum of CHF 176,089.41 split into 17,608,941 ordinary shares, in connection with the potential future issuances of:

•
Conditional share capital for new bonds and similar debt instruments:

CHF 50,000.00 through the issuance of a maximum of 5,000,000 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of convertible rights and/or option rights or warrants, new bonds and similar debt instruments.

•
Conditional share capital in connection with employee benefit plans:

CHF 78,355.44 through the issuance of a maximum of 7,835,544 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of the Group.

As of December 31, 2023, 112,942 options have been exercised and associated ordinary shares have been issued using the conditional share capital for employee benefit plans. These shares were not registered yet in the commercial register as of December 31, 2023.

•
Conditional share capital for EBAC warrants:

CHF 44,032.94 through the issuance of a maximum of 4,403,294 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of warrants.

As of December 31, 2023, 149,156 warrants have been exercised and associated ordinary shares have been issued using the conditional share capital for EBAC warrants. These shares were not registered yet in the commercial register as of December 31, 2023.

•
Conditional share capital for earnout options:

CHF 3,701.03 through the issuance of a maximum of 370,103 fully paidup registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of the Group.

9. WARRANTS

Pursuant to the BCA and the Warrant Assignment and Assumption Agreement executed in connection with the BCA, the Company has assumed 4,251,595 EBAC public warrants and 151,699 EBAC private warrants from EBAC, and issued 4,403,294 warrants as of March 2, 2023 with substantially the same terms. Each warrant entitles the registered holder to purchase one ordinary share at a price of CHF 10.52 or $11.50 per share, subject to certain adjustments, exercisable at any time commencing 30 days after the acquisition closing date, provided that the Company has an effective registration statement under the Securities Act covering the issuance of the ordinary shares issuable upon exercise of the warrants. This registration statement was filed with the SEC and declared effective on May 1, 2023. The warrants will expire on March 2, 2028.

The movement of the number of public and private warrants is illustrated below:

Number of outstanding public and private warrants
Balance as of October 31, 2022	-
Issuance of warrants	4,403,294
Exercise of public and private warrants	(149,198)
Balance as of December 31, 2023	4,254,096

The number of exercised warrants abovementioned of 149,198 warrants includes 149,156 EBAC warrants exercised in 2023 and an additional number of 42 EBAC warrants that are still formally part of the Company's conditional share capital, although they will not become exercisable because of the fractional conversion rate and rounding methodology applied when converting the initial warrants from EBAC into the Company's warrants.

10. Declaration of full time equivalent (FTE) employees

The Company had no employees during the period.

11. SHARES AND OPTIONS ON SHARES GRANTED TO EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES

The following table presents information on the allocation of shares and equity awards to executive officers, directors and employees in accordance with Article 959c, paragraph 2, number 11 of the Swiss Code of Obligations (CO) for the period October 31, 2022 through December 31, 2023.

Shares and earnout shares values are based on the Company's closing share price of USD 11.23 (CHF 9.45). Options, stock appreciation rights ("SARs") and earnout options are recognized at fair value at grant date. The fair value of the Company's options, SARs and earnout options is determined using the Black-Scholes Model.

The following table summarizes equity awards granted from October 31, 2022 to December 31, 2023:

	Shares / Earnout shares		Options / Earnout options / SARs
	Number	Fair value in CHF	Number	Fair value in CHF

Issued to executive officers and directors	270,828	2,559,398	109,802	1,027,274
Issued to employees	-	-	242,001	2,264,089
Issued to consultants of the Company	-	-	17,934	167,785
Total earnout consideration	270,828	2,559,398	369,737	3,459,148

Issued to executive officers and directors	-	-	1,029,765	4,737,328
Issued to employees	-	-	647,000	4,090,610
Issued to consultants of the Company	-	-	72,000	331,229
Total other equity compensation	-	-	1,748,765	9,159,167
Total	270,828	2,559,398	2,118,502	12,618,315

12. CONTINGENT LIABILITIES

The Company has no contingent liabilities as of December 31, 2023.

Appropriation of available earnings and reserves of Oculis Holding AG

(in CHF thousands)
From October 31, 2022 to December 31, 2023
Retained earnings carried forward
Balance at the beginning of the period	-
Loss of the year	(41,398)
Loss available to the ordinary general meeting	(41,398)

Motion of the Board of Directors on the proposed carry forward of the accumulated losses
Loss available to the ordinary general meeting	(41,398)
Balance to be carried forward	(41,398)